UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.66/UM 000/DCI-M0200000/2024

Jakarta,	June 26, 2024

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Cyber Attack (Ransomware Brain Chiper) to the System of Cloud Computing Service of National Data Center of Ministry of Communication and Informatics

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concering Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-Mail: investor@telkom.co.id

1.	Information or Material Facts	Cyber Attack (Ransomware Brain Chiper) to the System of Cloud Computing Service of National Data Center of Ministry of Communication and Informatics (MoCI).
2.	Date	June 24, 2024
3.	Description
a.
Temporary National Data Center (PDNS) is part of government strategic program to implement Electronic Based Government System Architecture (SPBE) which is under MoCI. Telkomgroup was part of the partnership of Telkom-Lintasarta-Sigma-neutraDC which was appointed by MoCI to become PDNS Service Provider for 2024 based on the tender result of the project.
b.
PDNS Service has some type of services which consist of: Infrastructure as a Service (IaaS), Software as a Service (SaaS), Security as a Service (Secaas), Backup as a Service (Baas), and Intra Government Network (JIP) with all the services mentioned being a request as a service type of services (based on the tenant request).
c.
On June 24, 2024, has been confirmed by the Press Conference conducted by MoCI that there has been disruption on the PDNS Service and has been reported to affect the autogate and airport crossing system by Directorate General of Immigration on June 20, 2024 at 04.15 (Western Indonesia Time).
d.
After thorough analysis, coordinated effort, and escalating such disruption to the principal cloud platform on PDNS, it was found and confirmed that there has been an ransomware Brain Chiper attack to the Data Center 2 (Surabaya). This ransomware attack causing system failure and the data stored in the Pusat Data 2 (Surabaya) being encrypted.

4.	The Impact of the Events	This attack disrupting some services which affect 239 tenants (as of June 26, 2024) some of them are public services.
5.	Others

We have enabled our Crisis Center on PDNS Disruption in Grha Merah Putih (GMP) Telkom Gatot Subroto on June 20, 2024, at 10.30 Western Indonesia Time as our quick response to the incident.

The role of this Crisis Center are as: 1) Consolidation and coordination center for all related stakeholders (MoCI, National Cyber and Crypto Agency, criminal Investigation Agency of the Indonesian National Police, and impacted customers), 2) coordinating step by step recovery of the service, 3) drafting strategy to create ultimate solution on building and normalization of services of PDSN in Data Center 2 (Surabaya), 4) currently immigration related services, event permit services, halal certification services, and services for Policy Institute for Procurement of Goods/Services has been recovered.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations